January 4, 2008
United States Securities and Exchange Commission
Washington, D.C. 20549-0402
Attention: Daniel Morris

RE:	Northrop Grumman Corporation
Definitive 14A filed
April 12, 2007
File No. 001-16411
Reference is made to the letter dated December 10, 2007 from Daniel Morris (“Comment Letter”) of your office to Northrop Grumman Corporation (the “Company”). We understand the purpose of your review, and appreciate your comments. In response to your Comment Letter, the Company submits the following responses for the Staff’s consideration. The Company requested and was granted an extension on the due date of our response to January 4, 2008. For your convenience, we have reprinted the Staff’s original comments, followed by the Company’s response.
Comment 1:
1.	We note your supplemental response to prior comment 4. Please confirm that you will identify all benchmark companies in future filings.
Response:
The SEC requested in its letter dated August 21, 2007 that the Company “identify the companies included in the ‘general industry peer group’” which the Company did in the response letter dated October 18, 2007. The Company will provide a similar list in future filings that lists all companies used for benchmark purposes.
Comment 2:
2.	We note your response to prior comment 9. In future filings, please disclose all performance targets related to your Supplemental Goals for Sector Operating Units, including without limitation, new product development, new business initiatives and productivity.
Response:
The Company notes the Staff’s comment. We will disclose a summary of key performance targets related to Supplemental Goals for Sector Operating Units unless the disclosure of these targets would disclose confidential proprietary information which the

January 4, 2008
United States Securities Exchange Commission
File No. 001-16411
Company believes would result in competitive harm. In such event, we will discuss the expected level of difficulty of achieving the targets that are not disclosed.
Comment 3:
3.	We note your response to prior comment 14 which indicates that plan provisions were determined based upon “market prevalence” and “prevalent market data.” In future filings, please describe in greater detail how appropriate payment and benefit levels were determined.
Response:
The Company notes the Staff’s comment. In future filings, the Company will provide greater detail regarding how payments and benefit levels are determined.
We believe that our responses address the matters contained in your Comment Letter, and we are available to discuss any supplemental comments or questions you may have by telephone if you so desire. If you would like to speak with us about any of these matters, please do not hesitate to call me at 310-201-1630.

Very truly yours,

/s/ STEPHEN D. YSLAS

Stephen D. Yslas
Corporate Vice President, Secretary
and Deputy General Counsel
Attachment

cc:	Ronald D. Sugar
Wesley G. Bush

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